February 5, 2009
Jay Williamson
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549
(Transmitted via EDGAR)

Dear Mr. Williamson:

Charming Shoppes, Inc. acknowledges receipt, by telefacsimile transmittal (“FAX”), of a letter from Mr. John Reynolds, Assistant Director of the Office of Beverages, Apparel and Health Care Services, dated January 30, 2009 (the “Letter”), advising of your office’s review of Charming Shoppes, Inc. (SEC File No. 000-07258) Form 10-K and Schedule 14A filed on April 2, 2008.   The Letter asks us to provide you with additional information in response to the comments included in the Letter so that you may better understand our disclosure and to comply with your comments in all future filings, as applicable.

The Letter requests that we respond to your comments within 10 business days or to tell you when we will provide you with a response.  We wish to advise you that, inasmuch as our fiscal year ended on Saturday, January 31, 2009, our financial staff resources are heavily involved in our year-end closing process.  As a result, we do not believe that we can adequately respond to your comments within the requested 10 business days.

As discussed with you by telephone on February 4, 2009, we are respectfully requesting that we be granted an extension of 30 calendar days to March 2, 2009 to respond to the comments included in the Letter.  We believe that this extension will give us the time necessary to adequately respond to your comments while also allowing us sufficient time to incorporate any agreed-upon additional disclosures in our Form 10-K for the fiscal year ended January 31, 2009 and our Schedule 14A to be filed in connection with our 2009 Annual Meeting of Shareholders.

At your earliest convenience, please respond in writing by telefacsimile transmittal, advising your acceptance of this extension request or advising of any additional questions or concerns that you may have.  Please direct your response to:

Mr. Eric M. Specter
Executive Vice President
Chief Financial Officer
FAX No. (215) 604-5687

Thank you for your prompt attention to, and consideration of, this request.

Sincerely,
CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President
Chief Financial Officer